UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province

People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On March 24, 2026, U Power Limited, a Cayman Islands exempted company with limited liability (the “Company”), announced on a Form 6-K plans to effectuate a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 10:1 basis (the “Share Consolidation”) that would take effect at the commencement of trading on March 30, 2026. The Company is postponing the effective date and the updated date for the Share Consolidation will instead be April 1, 2026.

Beginning with the opening of trading on April 1, 2026, the Company’s Class A ordinary shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “UCAR,” but under a new CUSIP number of G9520U124. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: March 25, 2026	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chairman of the Board of Directors

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